Exhibit 99.2



Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Periods Ended December 31, 2020

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the periods ended December 31, 2020

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the periods ended December 31,
($ millions, except per share amounts)

	Notes	Three Months Ended 2020	2019	Twelve Months Ended 2020	2019
Revenues	1				
Gross Sales		**3,569**	5,163	**13,591**	21,353
Less: Royalties		**143**	325	**364**	1,173
		3,426	4,838	**13,227**	20,180
Expenses	1				
Purchased Product		**1,145**	2,034	**5,119**	8,378
Transportation and Blending		**1,137**	1,416	**4,444**	5,184
Operating		**485**	514	**1,930**	2,088
Inventory Write-Down (Reversal)	13	**6**	25	**555**	49
(Gain) Loss on Risk Management	27	**75**	(25)	**308**	156
Depreciation, Depletion and Amortization	10,14,15,16	**849**	581	**3,464**	2,249
Exploration Expense	10,14	**59**	72	**91**	82
General and Administrative	5	**168**	130	**292**	331
Finance Costs	6	**145**	135	**536**	511
Interest Income		**(5)**	(3)	**(9)**	(12)
Transaction Costs	31	**29**	-	**29**	-
Foreign Exchange (Gain) Loss, Net	7	**(349)**	(139)	**(181)**	(404)
Re-measurement of Contingent Payment	21	**17**	27	**(80)**	164
(Gain) Loss on Divestiture of Assets	8	**(81)**	(9)	**(81)**	(2)
Other (Income) Loss, Net	9	**92**	(3)	**40**	9
Earnings (Loss) Before Income Tax		**(346)**	83	**(3,230)**	1,397
Income Tax Expense (Recovery)	11	**(193)**	(30)	**(851)**	(797)
Net Earnings (Loss)		**(153)**	113	**(2,379)**	2,194
Net Earnings (Loss) Per Share ($)	12				
Basic and Diluted		**(0.12)**	0.09	**(1.94)**	1.78

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended December 31,
($ millions)

		Three Months Ended		Twelve Months Ended	
	Notes	**2020**	2019	**2020**	2019
Net Earnings (Loss)		**(153)**	113	**(2,379)**	2,194
Other Comprehensive Income (Loss), Net of Tax	25				
Items That Will Not be Reclassified to Profit or Loss:					
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		**(5)**	12	**(8)**	5
Change in the Fair Value of Equity Instruments at FVOCI [1]		**(1)**	9	**-**	12
Items That May be Reclassified to Profit or Loss:					
Foreign Currency Translation Adjustment		**(171)**	(86)	**(44)**	(228)
Total Other Comprehensive Income (Loss), Net of Tax		**(177)**	(65)	**(52)**	(211)
Comprehensive Income (Loss)		**(330)**	48	**(2,431)**	1,983

(1) *Fair value through other comprehensive income (loss) ("FVOCI").*

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED BALANCE SHEETS (unaudited)

As at December 31,
($ millions)

	Notes	2020	2019
Assets			
Current Assets			
Cash and Cash Equivalents		**378**	186
Accounts Receivable and Accrued Revenues		**1,488**	1,556
Income Tax Receivable		**21**	10
Inventories		**1,089**	1,532
Total Current Assets		**2,976**	3,284
Exploration and Evaluation Assets, Net	1,14	**623**	787
Property, Plant and Equipment, Net	1,15	**25,411**	27,834
Right-of-Use Assets, Net	1,16	**1,139**	1,325
Other Assets	17	**313**	211
Deferred Income Taxes		**36**	-
Goodwill	1	**2,272**	2,272
Total Assets		**32,770**	35,713
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts Payable and Accrued Liabilities		**2,018**	2,229
Short-Term Borrowings	18	**121**	-
Lease Liabilities	20	**184**	196
Contingent Payment	21	**36**	79
Income Tax Payable		**-**	17
Total Current Liabilities		**2,359**	2,521
Long-Term Debt	19	**7,441**	6,699
Lease Liabilities	20	**1,573**	1,720
Contingent Payment	21	**27**	64
Decommissioning Liabilities	22	**1,248**	1,235
Other Liabilities	23	**181**	241
Deferred Income Taxes		**3,234**	4,032
Total Liabilities		**16,063**	16,512
Shareholders' Equity		**16,707**	19,201
Total Liabilities and Shareholders' Equity		**32,770**	35,713
Commitments and Contingencies	30		

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (unaudited)

($ millions)

	Share Capital (Note 24)	Paid in Surplus	Retained Earnings	AOCI [1] (Note 25)	Total
As at December 31, 2018	11,040	4,367	1,023	1,038	17,468
Net Earnings (Loss)	-	-	2,194	-	2,194
Other Comprehensive Income (Loss)	-	-	-	(211)	(211)
Total Comprehensive Income (Loss)	-	-	2,194	(211)	1,983
Stock-Based Compensation Expense	-	10	-	-	10
Dividends on Common Shares	-	-	(260)	-	(260)
As at December 31, 2019	11,040	4,377	2,957	827	19,201
Net Earnings (Loss)	-	-	(2,379)	-	(2,379)
Other Comprehensive Income (Loss)	-	-	-	(52)	(52)
Total Comprehensive Income (Loss)	-	-	(2,379)	(52)	(2,431)
Stock-Based Compensation Expense	-	14	-	-	14
Dividends on Common Shares	-	-	(77)	-	(77)
As at December 31, 2020	**11,040**	**4,391**	**501**	**775**	**16,707**

[1] Accumulated other comprehensive income (loss) ("AOCI").

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended December 31,
($ millions)

	Notes	Three Months Ended **2020**	2019	Twelve Months Ended **2020**	2019
Operating Activities					
Net Earnings (Loss)		**(153)**	113	**(2,379)**	2,194
Depreciation, Depletion and Amortization	10,14,15,16	**849**	581	**3,464**	2,249
Exploration Expense	10,14	**59**	72	**91**	82
Inventory Write-Down (Reversal)	13	**6**	25	**555**	49
Deferred Income Tax Expense (Recovery)	11	**(182)**	(24)	**(838)**	(814)
Unrealized (Gain) Loss on Risk Management	27	**49**	(8)	**56**	149
Unrealized Foreign Exchange (Gain) Loss	7	**(360)**	(267)	**(131)**	(827)
Re-measurement of Contingent Payment	21	**17**	27	**(80)**	164
(Gain) Loss on Divestiture of Assets	8	**(81)**	(9)	**(81)**	(2)
Unwinding of Discount on Decommissioning Liabilities	22	**14**	15	**57**	58
Realized Inventory Write-Down		**(4)**	(16)	**(572)**	(71)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		**-**	122	**(33)**	401
Other		**127**	56	**38**	70
Net Change in Other Assets and Liabilities		**(14)**	(29)	**(72)**	(84)
Net Change in Non-Cash Working Capital		**(77)**	82	**198**	(333)
Cash From (Used in) Operating Activities		**250**	740	**273**	3,285
Investing Activities					
Capital Expenditures – Exploration and Evaluation Assets	14	**(6)**	(33)	**(48)**	(73)
Capital Expenditures – Property, Plant and Equipment	15	**(244)**	(287)	**(811)**	(1,110)
Proceeds From Divestitures	8	**36**	2	**38**	1
Net Change in Investments and Other		**-**	(108)	**(4)**	(133)
Net Change in Non-Cash Working Capital		**14**	(40)	**(38)**	(117)
Cash From (Used in) Investing Activities		**(200)**	(466)	**(863)**	(1,432)
Net Cash Provided (Used) Before Financing Activities		**50**	274	**(590)**	1,853
Financing Activities	29				
Issuance (Repayment) of Short-Term Borrowings		**(16)**	-	**117**	-
Issuance of Long-Term Debt		**-**	-	**1,326**	-
Repayment of Long-Term Debt		**-**	(678)	**(112)**	(2,279)
Net Issuance (Repayment) of Revolving Long-Term Debt		**-**	272	**(220)**	276
Principal Repayment of Leases		**(48)**	(42)	**(197)**	(150)
Dividends Paid on Common Shares	12	**-**	(77)	**(77)**	(260)
Cash From (Used in) Financing Activities		**(64)**	(525)	**837**	(2,413)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		**(12)**	-	**(55)**	(35)
Increase (Decrease) in Cash and Cash Equivalents		**(26)**	(251)	**192**	(595)
Cash and Cash Equivalents, Beginning of Period		**404**	437	**186**	781
Cash and Cash Equivalents, End of Period		**378**	186	**378**	186

See accompanying Notes to Consolidated Financial Statements (unaudited).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together "Cenovus" or the "Company") are in the business of developing, producing and marketing crude oil, natural gas liquids ("NGLs") and natural gas in Canada with marketing activities and refining operations in the United States ("U.S.").

Cenovus is incorporated under the "*Canada Business Corporations Act*" and its shares are listed on the Toronto ("TSX") and New York ("NYSE") stock exchanges. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company's basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

On October 25, 2020, Cenovus announced that it had entered into a definitive agreement to combine with Husky Energy Inc. ("Husky"). The transaction was accomplished through a plan of arrangement (the "Arrangement") pursuant to which Cenovus acquired all the issued and outstanding common shares of Husky in exchange for common shares and common share purchase warrants of Cenovus. In addition, all of the issued and outstanding Husky preferred shares were exchanged for Cenovus preferred shares with substantially identical terms. The Arrangement closed on January 1, 2021 (see Note 31).

The Arrangement will combine oil sands and heavy oil assets with extensive transportation, storage and logistics and downstream infrastructure, creating opportunities to optimize the margin captured across the heavy oil value chain. The combined company will be largely integrated, reducing exposure to Alberta heavy oil price differentials while maintaining exposure to global commodity prices.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company's reportable segments at December 31, 2020 are:

- **Oil Sands,** which includes the development and production of bitumen in northeast Alberta. Cenovus's bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development.

- **Conventional,** which includes assets rich in NGLs and natural gas within the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas in Alberta and British Columbia and the exploration for heavy oil in the Marten Hills area. The assets include interests in numerous natural gas processing facilities. On December 2, 2020, the Company completed the sale of its Marten Hills assets (see Note 8).

- **Refining and Marketing,** which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus's marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

- **Corporate and Eliminations,** which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company's rail terminal, crude oil production used as feedstock by the Refining and Marketing segment, and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

A) Results of Operations – Segment and Operational Information

For the three months ended December 31,	Oil Sands 2020	2019	Conventional 2020	2019	Refining and Marketing 2020	2019
Revenues						
Gross Sales	2,227	2,659	184	190	1,345	2,555
Less: Royalties	131	316	12	9	-	-
	2,096	2,343	172	181	1,345	2,555
Expenses						
Purchased Product	-	-	-	-	1,227	2,173
Transportation and Blending	1,131	1,416	18	20	-	-
Operating	309	268	72	80	200	250
Inventory Write-Down (Reversal)	-	-	-	-	6	25
(Gain) Loss on Risk Management	40	(15)	-	-	(15)	(2)
Operating Margin	616	674	82	81	(73)	109
Depreciation, Depletion and Amortization	409	416	317	72	66	67
Exploration Expense	2	8	57	64	-	-
Segment Income (Loss)	205	250	(292)	(55)	(139)	42

For the three months ended December 31,	Corporate and Eliminations 2020	2019	Consolidated 2020	2019
Revenues				
Gross Sales	(187)	(241)	3,569	5,163
Less: Royalties	-	-	143	325
	(187)	(241)	3,426	4,838
Expenses				
Purchased Product	(82)	(139)	1,145	2,034
Transportation and Blending	(12)	(20)	1,137	1,416
Operating	(96)	(84)	485	514
Inventory Write-Down (Reversal)	-	-	6	25
(Gain) Loss on Risk Management	50	(8)	75	(25)
Depreciation, Depletion and Amortization	57	26	849	581
Exploration Expense	-	-	59	72
Segment Income (Loss)	(104)	(16)	(330)	221
General and Administrative	168	130	168	130
Finance Costs	145	135	145	135
Interest Income	(5)	(3)	(5)	(3)
Transaction Costs	29	-	29	-
Foreign Exchange (Gain) Loss, Net	(349)	(139)	(349)	(139)
Re-measurement of Contingent Payment	17	27	17	27
(Gain) Loss on Divestiture of Assets	(81)	(9)	(81)	(9)
Other (Income) Loss, Net	92	(3)	92	(3)
	16	138	16	138
Earnings (Loss) Before Income Tax			(346)	83
Income Tax Expense (Recovery)			(193)	(30)
Net Earnings (Loss)			(153)	113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

For the twelve months ended December 31,	Oil Sands		Conventional		Refining and Marketing	
	2020	2019	**2020**	2019	**2020**	2019
Revenues						
Gross Sales	**7,514**	10,838	**635**	691	**6,051**	10,513
Less: Royalties	**324**	1,143	**40**	30	**-**	-
	7,190	9,695	**595**	661	**6,051**	10,513
Expenses						
Purchased Product	**-**	-	**-**	-	**5,397**	8,795
Transportation and Blending	**4,399**	5,152	**81**	82	**-**	-
Operating	**1,094**	1,039	**318**	337	**824**	948
Inventory Write-Down (Reversal)	**316**	-	**-**	-	**239**	49
(Gain) Loss on Risk Management	**268**	23	**-**	-	**(21)**	(16)
Operating Margin	**1,113**	3,481	**196**	242	**(388)**	737
Depreciation, Depletion and Amortization	**1,684**	1,543	**880**	319	**739**	280
Exploration Expense	**9**	18	**82**	64	**-**	-
Segment Income (Loss)	**(580)**	1,920	**(766)**	(141)	**(1,127)**	457

For the twelve months ended December 31,	Corporate and Eliminations		Consolidated	
	2020	2019	**2020**	2019
Revenues				
Gross Sales	**(609)**	(689)	**13,591**	21,353
Less: Royalties	**-**	-	**364**	1,173
	(609)	(689)	**13,227**	20,180
Expenses				
Purchased Product	**(278)**	(417)	**5,119**	8,378
Transportation and Blending	**(36)**	(50)	**4,444**	5,184
Operating	**(306)**	(236)	**1,930**	2,088
Inventory Write-Down (Reversal)	**-**	-	**555**	49
(Gain) Loss on Risk Management	**61**	149	**308**	156
Depreciation, Depletion and Amortization	**161**	107	**3,464**	2,249
Exploration Expense	**-**	-	**91**	82
Segment Income (Loss)	**(211)**	(242)	**(2,684)**	1,994
General and Administrative	**292**	331	**292**	331
Finance Costs	**536**	511	**536**	511
Interest Income	**(9)**	(12)	**(9)**	(12)
Transaction Costs	**29**	-	**29**	-
Foreign Exchange (Gain) Loss, Net	**(181)**	(404)	**(181)**	(404)
Re-measurement of Contingent Payment	**(80)**	164	**(80)**	164
(Gain) Loss on Divestiture of Assets	**(81)**	(2)	**(81)**	(2)
Other (Income) Loss, Net	**40**	9	**40**	9
	546	597	**546**	597
Earnings (Loss) Before Income Tax			**(3,230)**	1,397
Income Tax Expense (Recovery)			**(851)**	(797)
Net Earnings (Loss)			**(2,379)**	2,194

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

B) Revenues by Product

For the periods ended December 31,	Three Months Ended 2020	2019	Twelve Months Ended 2020	2019
Upstream				
Crude Oil	2,114	2,373	7,270	9,790
NGLs	39	51	142	202
Natural Gas	98	86	315	299
Other	17	14	58	65
Refined Products	1,100	2,089	4,734	8,291
Market Optimization	245	466	1,317	2,222
Corporate and Eliminations	(187)	(241)	(609)	(689)
Consolidated	3,426	4,838	13,227	20,180

C) Geographical Information

	Revenues			
	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	2020	2019	2020	2019
Canada	2,310	2,722	8,399	11,798
United States	1,116	2,116	4,828	8,382
Consolidated	3,426	4,838	13,227	20,180

	Non-Current Assets [1]	
As at December 31,	2020	2019
Canada	26,168	28,336
United States	3,590	4,093
Consolidated	29,758	32,429

[1] Includes exploration and evaluation ("E&E") assets, property, plant and equipment ("PP&E"), right-of-use ("ROU") assets, other assets and goodwill.

D) Assets by Segment

	E&E Assets [1]		PP&E		ROU Assets	
As at December 31,	2020	2019	2020	2019	2020	2019
Oil Sands	617	594	19,748	20,924	623	768
Conventional	6	193	1,758	2,433	3	3
Refining and Marketing	-	-	3,652	4,131	79	77
Corporate and Eliminations	-	-	253	346	434	477
Consolidated	623	787	25,411	27,834	1,139	1,325

	Goodwill		Total Assets	
As at December 31,	2020	2019	2020	2019
Oil Sands	2,272	2,272	24,656	26,203
Conventional	-	-	1,953	2,754
Refining and Marketing	-	-	4,951	5,688
Corporate and Eliminations	-	-	1,210	1,068
Consolidated	2,272	2,272	32,770	35,713

[1] Prior to its sale, Marten Hills was reclassified from the Oil Sands segment to the Conventional segment and the comparative period was reclassified.

E) Capital Expenditures [1]

For the periods ended December 31,	Three Months Ended 2020	2019	Twelve Months Ended 2020	2019
Capital Investment [2]				
Oil Sands	90	179	427	656
Conventional	39	42	78	103
Refining and Marketing	104	66	276	280
Corporate and Eliminations	9	30	60	137
	242	317	841	1,176
Acquisition Capital				
Oil Sands	-	-	6	2
Conventional	8	4	12	7
Refining and Marketing	-	-	-	4
Total Capital Expenditures	250	321	859	1,189

[1] Includes expenditures on PP&E and E&E assets.
[2] Prior to its sale, Marten Hills was reclassified from the Oil Sands segment to the Conventional segment and the comparative period was reclassified.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, "*Interim Financial Reporting*" ("IAS 34"), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2019, except as disclosed in Note 3.

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the period ended December 31, 2020. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements were approved by the Board of Directors effective February 8, 2021.

3. UPDATE TO SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

A) Update to Significant Accounting Policies

Principles of Consolidation

The interim Consolidated Financial Statements include the accounts of Cenovus and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are consolidated from the date of acquisition of control and continue to be consolidated until the date that there is a loss of control. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Interests in joint arrangements are classified as either joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangement. Joint operations arise when the Company has rights to the assets and obligations for the liabilities of the arrangement. The Company's refining activities are conducted through the joint operation WRB Refining LP ("WRB") and, accordingly, the accounts reflect the Company's share of the assets, liabilities, revenues and expenses.

An associate is an entity for which the Company has significant influence over but does not control or jointly control the investee. Investments in associates are accounted for using the equity method of accounting and are recognized at cost and adjusted thereafter to recognize the Company's share of the investee's profit or loss and other comprehensive income ("OCI").

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all conditions associated with the grant are met. Grants related to assets are recorded as a reduction to the asset's carrying value and are depreciated over the useful life of the asset. Claims under government grant programs related to income are recorded as other income in the period in which eligible expenses were incurred or when the services have been performed.

B) Recent Accounting Pronouncements

New Accounting Standards and Interpretations not yet Adopted

There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2021 and have not been applied in preparing the Consolidated Financial Statements for the year ended December 31, 2020. These standards and interpretations are not expected to have a material impact on the Company's Consolidated Financial Statements. The standard applicable to Cenovus is as follows and will be adopted on its effective date:

Interest Rate Benchmark Reform

On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, "*Financial Instruments*", IAS 39, "*Financial Instruments: Recognition and Measurement*", IFRS 7, "*Financial Instruments: Disclosure*s", IFRS 4, "*Insurance Contracts*" and IFRS 16, "*Leases*") ("IBOR Phase 2 Amendments"), which provides clarity on the changes after the reform of an interest rate benchmark. The amendments are effective for annual periods beginning on or after January 1, 2021, with early application permitted. The IBOR Phase 2 Amendments primarily relate to the modification of financial instruments, allowing for a practical expedient for modifications required by the reform. The practical expedient for modifications is accounted for by updating the effective interest rate without modification of the financial instrument and is subject to satisfying all qualifying criteria.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

The Company expects the IBOR Phase 2 Amendments will not have a significant impact on the Consolidated Financial Statements.

4. RECENT DEVELOPMENTS AND IMPACT ON ESTIMATION UNCERTAINTY

In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus ("COVID-19"). The outbreak and subsequent measures intended to limit the pandemic contributed to significant declines and volatility in financial markets. The pandemic has adversely impacted global commercial activity, including significantly reducing worldwide demand for crude oil.

The full extent of the impact of COVID-19 on the Company's operations and future financial performance is currently unknown. It will depend on future developments that are uncertain and unpredictable, including the duration and spread of COVID-19, its continued impact on capital and financial markets on a macro-scale and any new information that may emerge concerning the severity of the virus. These uncertainties may persist beyond when it is determined how to contain the virus or treat its impact. The outbreak presents uncertainty and risk with respect to the Company, its performance, and estimates and assumptions used by Management in the preparation of its financial results.

A full list of the key sources of estimation uncertainty can be found in the Company's annual Consolidated Financial Statements for the year ended December 31, 2019. The outbreak and current market conditions have increased the complexity of estimates and assumptions used to prepare the interim Consolidated Financial Statements, particularly related to recoverable amounts.

Determining the recoverable amount of a cash-generating unit ("CGU") or an individual asset requires the use of estimates and assumptions, which are subject to change as new information becomes available. The severe drop in commodity prices, including prices for refined products, the decline in market crack spreads due to reasons noted above, and the decrease in demand for refined products have increased the risk of measurement uncertainty in determining the recoverable amounts, especially estimating economic crude oil and natural gas reserves and estimating forward commodity prices.

In addition, the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the recoverable amount and could affect the carrying value of the related assets. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Changes to assumptions could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

5. GENERAL AND ADMINISTRATIVE

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	**2020**	2019	**2020**	2019
Salaries and Benefits	**40**	46	**145**	143
Administrative and Other	**19**	28	**84**	95
Onerous Contract Provisions (Recovery)	**18**	3	**18**	(5)
Stock-Based Compensation Expense (Note 26)	**64**	22	**49**	67
Other Long-Term Incentive Expense (Recovery)	**27**	31	**(4)**	31
	168	130	**292**	331

6. FINANCE COSTS

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	**2020**	2019	**2020**	2019
Interest Expense – Short-Term Borrowings and Long-Term Debt	**104**	90	**392**	407
Net (Discount) Premium on Redemption of Long-Term Debt (Note 19)	**-**	1	**(25)**	(63)
Interest Expense – Lease Liabilities (Note 20)	**21**	23	**87**	82
Unwinding of Discount on Decommissioning Liabilities (Note 22)	**14**	15	**57**	58
Other	**6**	6	**25**	27
	145	135	**536**	511

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	**2020**	2019	**2020**	2019
Unrealized Foreign Exchange (Gain) Loss on Translation of:				
U.S. Dollar Debt Issued From Canada	**(358)**	(258)	**(194)**	(800)
Other	**(2)**	(9)	**63**	(27)
Unrealized Foreign Exchange (Gain) Loss	**(360)**	(267)	**(131)**	(827)
Realized Foreign Exchange (Gain) Loss	**11**	128	**(50)**	423
	(349)	(139)	**(181)**	(404)

8. DIVESTITURES

On December 2, 2020, the Company sold its Marten Hills assets in northern Alberta to Headwater Exploration Inc. ("Headwater") for total consideration of $138 million, excluding the retained gross overriding royalty interest ("GORR"). A before-tax gain of $79 million was recorded on the sale (after-tax gain – $65 million). Total consideration received consists of $33 million in cash, 50 million common shares valued at $97 million and 15 million share purchase warrants valued at $8 million at the date of close. The share purchase warrants have a three-year term and an exercise price of $2.00 per share. The Company retained a GORR in the Marten Hills assets which was reclassified from E&E to PP&E for $41 million on the date of close. The investment in Headwater is held in other assets (see Note 17).

9. OTHER (INCOME) LOSS, NET

For the twelve months ended December 31, 2020, the Company recorded a $100 million loss related to the Keystone XL pipeline project.

The Government of Canada passed the Canada Emergency Wage Subsidy ("CEWS") as part of its COVID-19 Economic Response Plan. The program is effective from March 15, 2020 to June 2021. For the twelve months ended December 31, 2020, the Company recorded $40 million in other income from the CEWS program.

In 2020, the Company recognized $24 million of lease income (2019 – $17 million). Lease income is earned on tank subleases, operating leases related to the Company's real estate ROU assets in which Cenovus is the lessor, and from the recovery of non-lease components for operating costs and unreserved parking related to the Company's net investment in finance leases. Finance leases are included in other assets as net investment in finance leases.

10. IMPAIRMENT CHARGES

A) Cash-Generating Unit Impairments

On a quarterly basis, the Company assesses its CGUs for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount. Goodwill is tested for impairment at least annually.

2020 Upstream Impairments

During the three months ended March 31, 2020, the Company tested its upstream CGUs and CGUs with associated goodwill for impairment. As a result, the Company recorded an impairment loss of $315 million as additional DD&A in the Conventional segment due to the decline in forward crude oil and natural gas prices. As at March 31, 2020, there was no impairment of goodwill or Oil Sands CGUs.

As at December 31, 2020, indicators of impairment were noted for the Company's Conventional assets due to a change in future development plans since the Company last tested for impairment as at March 31, 2020. Therefore, the Company tested its Conventional CGUs for impairment and determined that the carrying amount was greater than the recoverable amount for certain CGUs and recorded an additional impairment loss of $240 million as DD&A.

For the purpose of impairment testing, goodwill is allocated to the CGU of which it relates. There was no impairment of goodwill as at December 31, 2020.

The following table summarizes the twelve months ended December 31, 2020 impairment losses and estimated recoverable amounts as at December 31, 2020 by CGU:

Cash-Generating Unit	Impairment Amount	Recoverable Amount
Clearwater	**260**	**160**
Elmworth-Wapiti	**120**	**259**
Kaybob-Edson	**175**	**384**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

Key Assumptions

The recoverable amounts (Level 3) of Cenovus's upstream CGUs were determined based on fair value less costs of disposal ("FVLCOD"). Key assumptions in the determination of future cash flows from reserves include crude oil, NGLs and natural gas prices, costs to develop and the discount rate. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates at December 31, 2020. All reserves have been evaluated as at December 31, 2020 by the Company's independent qualified reserves evaluators.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at December 31, 2020 used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2021	2022	2023	2024	2025	Average Annual Increase Thereafter
WTI (US$/barrel) [1]	47.17	50.17	53.17	54.97	56.07	2.0%
WCS (C$/barrel) [2]	44.63	48.18	52.10	54.10	55.19	2.0%
Edmonton C5+ (C$/barrel)	59.24	63.19	67.34	69.77	71.18	2.0%
AECO (C$/Mcf) [3]	2.88	2.80	2.71	2.75	2.80	2.0%

(1) West Texas Intermediate ("WTI").
(2) Western Canadian Select ("WCS").
(3) Alberta Energy Company ("AECO") natural gas. Assumes gas heating value of one million British thermal units per thousand cubic feet ("Mcf").

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation was estimated at approximately two percent.

Sensitivities

The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the calculated recoverable amount in the impairment testing completed as at December 31, 2020 for the following CGUs:

	Increase (Decrease) to Recoverable Amount			
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Clearwater	(5)	6	52	(97)
Elmworth-Wapiti	(7)	8	54	(96)
Kaybob-Edson	(13)	14	54	(106)

2020 Refining Impairments

As at September 30, 2020, the recovery in demand for refined products from the impact of COVID-19 lagged expectations resulting in higher than anticipated inventory levels. These factors, along with low market crack spreads and crude oil processing runs for North American refineries, were identified as potential indicators of impairment for the Wood River and Borger CGUs. As at September 30, 2020, the carrying amount of the Borger CGU was determined to be greater than the recoverable amount and an impairment charge of $450 million was recorded as additional DD&A in the Refining and Marketing segment. The recoverable amount of the Borger CGU was estimated at $692 million, using a discounted cash flow method in accordance with IFRS. As at September 30, 2020, no impairment of the Wood River CGU was identified. As at December 31, 2020, there were no further indicators of impairment noted since the Company last tested as at September 30, 2020.

Key Assumptions

The recoverable amount (Level 3) of the Borger CGU was determined using FVLCOD. The FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included forward crude oil prices, forward crack spreads, future capital expenditures, operating costs, terminal values and the discount rate. Forward crack spreads were based on quoted near-month contracts for WTI and spot prices for gasoline and diesel.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

Crude Oil and Forward Crack Spreads

Forward prices are based on Management's best estimate and corroborated with third-party data. As at September 30, 2020, the forward prices used to determine future cash flows were:

- WTI forward prices used for 2021 to 2022 ranged from US$36.36 per barrel to US$50.84 per barrel and 2023 to 2025 ranged from US$49.66 per barrel to US$58.74 per barrel.
- WTI to West Texas Sour differential used for 2021 to 2022 ranged from US$0.37 per barrel to US$1.73 per barrel and 2023 to 2025 ranged from US$1.21 per barrel to US$1.81 per barrel.
- Group 3 forward market crack spread used for 2021 to 2022 ranged from US$11.56 per barrel to US$13.23 per barrel and 2023 to 2025 ranged from US$11.79 per barrel to US$16.58 per barrel.
- Subsequent prices were extrapolated using a two percent growth rate to determine future cash flows up to year 2035.

Discount Rates

Discounted future cash flows were determined by applying a discount rate of 10 percent based on the individual characteristics of the CGU, and other economic and operating factors.

Sensitivities

The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the calculated recoverable amount in the impairment testing completed as at September 30, 2020 for the following CGU:

| | Increase (Decrease) to Recoverable Amount | | | |
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Borger	(71)	81	263	(264)

2020 ROU Asset Impairments

As at March 31, 2020, the temporary suspension of the Company's crude-by-rail program was considered to be an indicator of impairment for the railcar CGU. As a result, the CGU was tested for impairment and an impairment expense of $3 million was recorded as additional DD&A in the Refining and Marketing segment.

2019 Upstream Impairments

As at December 31, 2019, the Company tested its Conventional CGUs for impairment as there were indicators of impairment due to a decline in forward natural gas prices. As at December 31, 2019, there were no impairments of goodwill or the Company's CGUs.

B) Asset Impairments and Write-downs

Exploration and Evaluation Assets

For the twelve months ended December 31, 2020, $9 million and $82 million of previously capitalized E&E costs were written off in the Oil Sands segment and Conventional segment, respectively, as the carrying value was not considered to be recoverable and recorded as exploration expense.

For the twelve months ended December 31, 2019, $18 million and $64 million of previously capitalized E&E costs were written off in the Oil Sands and Conventional segments, respectively, as the carrying value was not considered to be recoverable and recorded as exploration expense.

Property, Plant and Equipment, Net

For the twelve months ended December 31, 2020, $48 million and $4 million of previously capitalized PP&E costs were written off in the Oil Sands segment and Conventional segment, respectively, as the carrying value was not considered to be recoverable. In addition, $52 million of previously capitalized PP&E costs relating to information technology assets were written off due to synergies identified as a result of the Arrangement. The impairment was recorded as additional DD&A in the Corporate and Eliminations segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

11. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	**2020**	2019	**2020**	2019
Current Tax				
Canada	**(11)**	(8)	**(14)**	14
United States	**-**	2	**1**	3
Total Current Tax Expense (Recovery)	**(11)**	(6)	**(13)**	17
Deferred Tax Expense (Recovery)	**(182)**	(24)	**(838)**	(814)
	(193)	(30)	**(851)**	(797)

For the twelve months ended December 31, 2020, a deferred tax recovery was recorded due to an impairment of the Borger CGU, impairment in the Conventional segment and current period operating losses that will be carried forward, excluding unrealized foreign exchange gains and losses on long-term debt. In 2020, the Government of Alberta accelerated the reduction in the provincial corporate tax rate from 12 percent to eight percent.

In 2019, the Government of Alberta enacted a reduction in the provincial corporate tax rate from 12 percent to eight percent over four years. As a result, the Company recorded a deferred income tax recovery of $671 million for the year ended December 31, 2019. In addition, the Company recorded a deferred income tax recovery of $387 million due to an internal restructuring of the Company's U.S. operations resulting in a step-up in the tax basis of the Company's refining assets.

12. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	**2020**	2019	**2020**	2019
Net Earnings (Loss)	**(153)**	113	**(2,379)**	2,194
Basic – Weighted Average Number of Shares	**1,228.9**	1,228.8	**1,228.9**	1,228.8
Dilutive Effect of Cenovus Net Settlement Rights	**-**	0.6	**-**	0.6
Diluted – Weighted Average Number of Shares	**1,228.9**	1,229.4	**1,228.9**	1,229.4
Net Earnings (Loss) Per Share - Basic and Diluted ($)	**(0.12)**	0.09	**(1.94)**	1.78

B) Common Share Dividend

The Company temporarily suspended its common share dividend in response to the low global oil price environment. Prior to the suspension, the Company paid common share dividends of $77 million or $0.0625 per common share in the first quarter of 2020 (year ended December 31, 2019 – $260 million or $0.2125 per common share). The declaration of common share dividends is at the sole discretion of the Company's Board of Directors and is considered quarterly. The Company's Board of Directors declared a first quarter dividend of $0.0175 per common share, payable on March 31, 2021, to common shareholders of record as of March 15, 2021.

C) Preferred Share Dividend

Subsequent to the closing of the Arrangement on January 1, 2021, the outstanding Husky preferred shares were exchanged for Cenovus preferred shares (see Note 31). The Company's Board of Directors declared first quarter dividends for its Cenovus series 1, 2, 3, 5, and 7 first preferred shares, payable on March 31, 2021, in the amount of $8 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

13. INVENTORIES

As at March 31, 2020, the Company recorded $588 million in non-cash inventory write-downs of its crude oil blend, condensate and refined product inventory. Subsequently, $547 million of inventory that was written down at the end of March was sold and the loss was realized. For the twelve months ended December 31, 2020, the Company reversed $39 million of the inventory write-downs related to March product inventory that was still on hand due to improved refined product and crude oil prices. As at December 31, 2020, the Company recorded a $6 million write-down in refined product inventory.

As at December 31, 2019, the Company recorded a $25 million write-down in refined product inventory. The inventory write-down was realized in 2020.

14. EXPLORATION AND EVALUATION ASSETS, NET

	Total
As at December 31, 2019	787
Additions	48
Transfers to PP&E (Note 15) [1]	(47)
Exploration Expense (Note 10)	(91)
Depletion	(18)
Change in Decommissioning Liabilities	5
Divestitures (Note 8)	(61)
As at December 31, 2020	**623**

[1] Includes the $41 million reclassification of the GORR retained in the sale of the Marten Hills assets (see Note 8).

15. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets		Refining Equipment	Other [1]	Total
	Development & Production	Other Upstream			
COST					
As at December 31, 2019	29,032	333	5,577	1,414	36,356
Additions	475	-	243	93	811
Transfers From E&E Assets (Note 14)	6	41	-	-	47
Change in Decommissioning Liabilities	(11)	-	3	2	(6)
Exchange Rate Movements and Other	(6)	-	(152)	(1)	(159)
Divestitures	(3)	-	-	-	(3)
As at December 31, 2020	**29,493**	**374**	**5,671**	**1,508**	**37,046**
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2019	5,675	333	1,596	918	8,522
Depreciation, Depletion and Amortization	1,768	-	242	109	2,119
Impairment Charges (Note 10)	607	-	450	52	1,109
Exchange Rate Movements and Other	(22)	-	(93)	-	(115)
As at December 31, 2020	**8,028**	**333**	**2,195**	**1,079**	**11,635**
CARRYING VALUE					
As at December 31, 2019	23,357	-	3,981	496	27,834
As at December 31, 2020	**21,465**	**41**	**3,476**	**429**	**25,411**

[1] Primarily consists of crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

16. RIGHT-OF-USE ASSETS, NET

	Real Estate	Railcars & Barges	Storage Assets [1]	Refining Equipment	Other	Total
COST						
As at December 31, 2019	509	495	464	10	14	1,492
Additions	1	18	22	5	7	53
Terminations	-	-	(1)	-	-	(1)
Modifications	-	-	1	-	(3)	(2)
Reclassifications	(14)	-	-	-	-	(14)
Re-measurement	-	(20)	19	-	(1)	(2)
Exchange Rate Movements and Other	(1)	(13)	(8)	-	(2)	(24)
As at December 31, 2020	**495**	**480**	**497**	**15**	**15**	**1,502**
ACCUMULATED DEPRECIATION						
As at December 31, 2019	32	55	73	3	4	167
Depreciation	27	86	95	2	5	215
Impairment Charges (Note 10)	-	3	-	-	-	3
Terminations	-	-	(1)	-	-	(1)
Exchange Rate Movements and Other	(1)	(13)	(5)	-	(2)	(21)
As at December 31, 2020	**58**	**131**	**162**	**5**	**7**	**363**
CARRYING VALUE						
As at December 31, 2019	477	440	391	7	10	1,325
As at December 31, 2020	**437**	**349**	**335**	**10**	**8**	**1,139**

(1) Includes caverns and tanks.

17. OTHER ASSETS

As at December 31,	2020	2019
Intangible Assets	89	101
Equity Investments	52	52
Investment in Associate (Note 8)	97	-
Net Investment in Finance Leases	52	30
Long-Term Receivables and Prepaids	11	28
Other	12	-
	313	211

18. SHORT-TERM BORROWINGS

The Company has uncommitted demand facilities of $1.6 billion in place, of which $600 million may be drawn for general purposes, or the full amount can be available to issue letters of credit. As at December 31, 2020, no amount was drawn on these facilities (December 31, 2019 – $nil) and there were outstanding letters of credit aggregating to $441 million (December 31, 2019 – $364 million).

WRB has uncommitted demand facilities of US$300 million (the Company's proportionate share – US$150 million) available to cover short-term working capital requirements. As at December 31, 2020, US$190 million was drawn on these facilities, of which the Company's proportionate share was US$95 million (C$121 million) (December 31, 2019 – $nil).

19. LONG-TERM DEBT AND CAPITAL STRUCTURE

As at December 31,	Notes	2020	2019
Revolving Term Debt [1]	A	-	265
U.S. Dollar Denominated Unsecured Notes	B	7,510	6,492
Total Debt Principal		7,510	6,757
Debt Discounts and Transaction Costs		(69)	(58)
Long-Term Debt		7,441	6,699

(1) Revolving term debt may include Bankers' Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.

A) Committed Credit Facilities

Cenovus has in place a committed revolving credit facility that consists of a $1.2 billion tranche and a $3.3 billion tranche with maturity dates of November 30, 2022 and November 30, 2023, respectively. In April 2020, the Company added a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

committed credit facility with capacity of $1.1 billion to further support the Company's financial resilience in the current market environment. On December 31, 2020, the Company cancelled the $1.1 billion credit facility.

B) U.S. Dollar Denominated Unsecured Notes

On July 30, 2020, Cenovus completed a public offering in the U.S., under the Company's U.S. base shelf prospectus, of senior unsecured notes in the aggregate principal of US$1.0 billion due in 2025. As at December 31, 2020, US$3.7 billion is available under the base shelf prospectus for permitted offerings.

In the three months ended March 31, 2020, the Company paid US$81 million to repurchase a portion of its unsecured notes with a principal amount of US$100 million. A gain on the repurchase of $25 million was recorded in finance costs (see Note 6).

As at December 31, 2020, the Company is in compliance with all of the terms of its debt agreements.

C) Capital Structure

Cenovus's capital structure objectives remain unchanged from previous periods. Cenovus's capital structure consists of shareholders' equity plus Net Debt. Net Debt includes the Company's short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Cenovus conducts its business and makes decisions consistent with that of an investment grade company. The Company's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, repurchase the Company's common shares for cancellation, issue new debt, or issue new shares.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A ("Adjusted EBITDA") and Net Debt to Capitalization. These metrics are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times over the long-term. This ratio may periodically be above the target due to factors such as persistently low commodity prices.

Net Debt to Adjusted EBITDA

As at December 31,	2020	2019
Short-Term Borrowings	121	-
Long-Term Debt	7,441	6,699
Less: Cash and Cash Equivalents	(378)	(186)
Net Debt	7,184	6,513
Net Earnings (Loss)	(2,379)	2,194
Add (Deduct):		
Finance Costs	536	511
Interest Income	(9)	(12)
Income Tax Expense (Recovery)	(851)	(797)
Depreciation, Depletion and Amortization	3,464	2,249
Exploration Expense	91	82
Unrealized (Gain) Loss on Risk Management	56	149
Foreign Exchange (Gain) Loss, Net	(181)	(404)
Re-measurement of Contingent Payment	(80)	164
(Gain) Loss on Divestitures of Assets	(81)	(2)
Other (Income) Loss, Net	40	9
Adjusted EBITDA [1]	606	4,143
Net Debt to Adjusted EBITDA	**11.9x**	1.6x

[1]   *Calculated on a trailing twelve-month basis.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

Net Debt to Capitalization

As at December 31,	2020	2019
Net Debt	7,184	6,513
Shareholders' Equity	16,707	19,201
	23,891	25,714
Net Debt to Capitalization	30%	25%

Cenovus also manages its Net Debt to Capitalization ratio to ensure compliance with the associated covenant as defined in its committed credit facility agreements. Under the terms of Cenovus's committed credit facility, the Company is required to maintain a debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.

20. LEASE LIABILITIES

	Total
As at December 31, 2019	1,916
Additions	49
Interest Expense (Note 6)	87
Lease Payments	(284)
Terminations	(1)
Modifications	(2)
Re-measurement	(2)
Exchange Rate Movements and Other	(6)
As at December 31, 2020	1,757
Less: Current Portion	184
Long-Term Portion	1,573

The Company has lease liabilities for contracts related to office space, railcars, barges, storage assets, drilling and service rigs, and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	2020	2019	2020	2019
Variable Lease Payments	5	4	16	19
Short-Term Lease Payments	2	3	6	13

The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.

The Company has included extension options in the calculation of lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

21. CONTINGENT PAYMENT

	Total
As at December 31, 2019	143
Re-measurement [1]	(80)
Liabilities Settled or Payable	-
As at December 31, 2020	63
Less: Current Portion	36
Long-Term Portion	27

[1] Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

In connection with the acquisition (the "Acquisition in 2017") from ConocoPhillips Company and certain of its subsidiaries (collectively, "ConocoPhillips"), Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms. As at December 31, 2020, no amount was payable under this agreement (December 31, 2019 – $14 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

22. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal.

The aggregate carrying amount of the obligation is:

	Total
As at December 31, 2019	1,235
Liabilities Incurred	14
Liabilities Settled	(42)
Liabilities Disposed	(2)
Change in Estimated Future Cash Flows	13
Change in Discount Rate	(28)
Unwinding of Discount on Decommissioning Liabilities (Note 6)	57
Foreign Currency Translation	1
As at December 31, 2020	**1,248**

The undiscounted amount of the estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 5.0 percent as at December 31, 2020 (December 31, 2019 – 4.9 percent).

23. OTHER LIABILITIES

As at December 31,	2020	2019
Employee Long-Term Incentives	33	103
Pension and Other Post-Employment Benefit Plan	91	73
Onerous Contract Provisions	39	46
Other	18	19
	181	241

24. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles. Prior to the close of the Arrangement, Cenovus's articles were amended effective December 30, 2020 to create the Cenovus series 1, 2, 3, 4, 5, 6, 7 and 8 first preferred shares.

B) Issued and Outstanding

	2020		2019	
	Number of Common Shares		Number of Common Shares	
As at December 31,	(thousands)	Amount	(thousands)	Amount
Outstanding, Beginning of Year	1,228,828	11,040	1,228,790	11,040
Common Shares Issued Under Stock Option Plan (Note 26)	42	-	38	-
Outstanding, End of Period	**1,228,870**	**11,040**	1,228,828	11,040

There were no preferred shares outstanding as at December 31, 2020 (December 31, 2019 – nil).

As at December 31, 2020, there were 27 million (December 31, 2019 – 26 million) common shares available for future issuance under the stock option plan.

Subsequent to December 31, 2020, the Company issued common shares and first preferred shares in connection to the Arrangement that closed on January 1, 2021 (see Note 31).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

25. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2018	(7)	15	1,030	1,038
Other Comprehensive Income (Loss), Before Tax	6	14	(228)	(208)
Income Tax Expense	(1)	(2)	-	(3)
As at December 31, 2019	(2)	27	802	827
Other Comprehensive Income (Loss), Before Tax	(10)	-	(44)	(54)
Income Tax Expense	2	-	-	2
As at December 31, 2020	**(10)**	**27**	**758**	**775**

26. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights ("NSRs"), performance share units ("PSUs"), restricted share units ("RSUs") and deferred share units ("DSUs"). The following tables summarize information related to Cenovus's stock-based compensation plans:

As at December 31, 2020	Units Outstanding (thousands)	Units Exercisable (thousands)
Net Settlement Rights	**30,597**	**20,665**
Performance Share Units	**9,284**	**-**
Restricted Share Units	**8,430**	**-**
Deferred Share Units	**1,333**	**1,333**

The weighted average exercise price of NSRs outstanding as at December 31, 2020 was $18.52.

For the twelve months ended December 31, 2020	Units Granted (thousands)	Units Vested and Exercised/ Paid Out (thousands)
Net Settlement Rights	**5,783**	**42**
Performance Share Units	**3,846**	**1,223**
Restricted Share Units	**2,686**	**2,606**
Deferred Share Units	**318**	**255**

In the twelve months ended December 31, 2020, 42 thousand NSRs, with a weighted average exercise price of $9.48, were exercised and net settled for cash (see Note 24).

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	**2020**	2019	**2020**	2019
Net Settlement Rights	**2**	2	**11**	9
Performance Share Units	**28**	9	**19**	15
Restricted Share Units	**31**	10	**23**	34
Deferred Share Units	**3**	1	**(4)**	9
Stock-Based Compensation Expense	**64**	22	**49**	67
Stock-Based Compensation Costs Capitalized	**20**	5	**16**	20
	84	27	**65**	87

The Arrangement resulted in the accelerated vesting of outstanding NSRs, PSUs and RSUs held by non-executive employees and certain non-executive officers of the Company. In accordance with their terms, the PSUs and RSUs were settled in cash subsequent to December 31, 2020 based on the 30-day volume weighted average trading price prior to the date of closing.

In connection with the Arrangement, the termination of a DSU holder that is a Cenovus director or employee will result in the settlement and redemption of DSUs, in cash, based on the five day volume weighted average trading price prior to the date of redemption, in accordance with the terms of the related DSU Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

27. FINANCIAL INSTRUMENTS

Cenovus's financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, net investment in finance leases, accounts payable and accrued liabilities, risk management assets and liabilities, investments in the equity of private companies, long-term receivables, lease liabilities, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables and net investment in finance leases approximate their carrying amounts due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair value of long-term debt has been determined based on the period-end trading prices on the secondary market (Level 2). As at December 31, 2020, the carrying value of Cenovus's long-term debt was $7,441 million and the fair value was $8,608 million (December 31, 2019 carrying value – $6,699 million, fair value – $7,610 million).

Equity investments classified at FVOCI comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company's operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.

There was no change in the fair value of private equity investments classified at FVOCI from December 31, 2019 to December 31, 2020.

B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil swaps, futures, natural gas futures and, if entered into, crude oil options, condensate futures and swaps, foreign exchange swaps, interest rate swaps and cross currency interest rate swaps. Crude oil, condensate and, if entered into, natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2). The fair value of cross currency interest rate swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

| | 2020 | | | 2019 | | |
| | Risk Management | | | Risk Management | | |
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas and Condensate	5	58	(53)	5	2	3

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	2020	2019
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(53)	3

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

The following table summarizes the changes in the fair value of Cenovus's risk management assets and liabilities:

	Total
Fair Value of Contracts, Beginning of Year	3
Fair Value of Contracts Realized During the Period	252
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	(308)
Fair Value of Contracts, End of Period	(53)

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian to U.S. foreign exchange rate options and both WTI and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.0 percent.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

Fair value of the contingent payment has been calculated by Cenovus's internal valuation team which consists of individuals who are knowledgeable and have experience in fair value techniques. As at December 31, 2020, the fair value of the contingent payment was estimated to be $63 million (December 31, 2019 – $143 million).

As at December 31, 2020, average WCS forward pricing for the remaining term of the contingent payment is $42.93 per barrel. The average implied volatility of WTI options and the Canadian to U.S. foreign exchange rate options used to value the contingent payment were 35.6 percent and 6.8 percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at December 31, 2020	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per barrel	(41)	32
WTI Option Volatility	± five percent	(18)	17
Canadian to U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	7	(10)

D) Earnings Impact of (Gain) Loss From Risk Management Positions

	Three Months Ended		Twelve Months Ended	
For the periods ended December 31,	2020	2019	2020	2019
Realized (Gain) Loss [1]	26	(17)	252	7
Unrealized (Gain) Loss [2]	49	(8)	56	149
(Gain) Loss on Risk Management	**75**	**(25)**	**308**	**156**

[1]   Realized gain and loss on risk management are recorded in the reportable segment to which the derivative instrument relates.
[2]   Unrealized gain and loss on risk management are recorded in the Corporate and Eliminations segment.

28. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.

A) Commodity Price, Interest Rate and Foreign Currency Risk

To manage exposure to interest rate volatility, the Company may periodically enter into interest rate swap contracts. To mitigate the Company's exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. As at December 31, 2020, there were no interest rate, foreign exchange or cross currency interest rate swap contracts outstanding.

To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company's production and physical inventory positions of crude oil and condensate volumes. The Company has entered into risk management positions to help capture the incremental margin expected to be received in future periods at the time products will be sold. To mitigate overall exposure to the fluctuations in commodity prices, the Company may also enter into financial positions to protect the near-term and future cash flows. As at December 31, 2020, the fair value of financial positions was a net liability of $53 million and primarily consisted of crude oil and condensate instruments.

Net Fair Value of Risk Management Positions

As at December 31, 2020	Notional Volumes [1] [2]	Terms [3]	Weighted Average Price [1] [2]	Fair Value Asset (Liability)
Crude Oil and Condensate Contracts				
WTI Fixed - Sell	19.6 MMbbls	January 2021 - June 2022	US$43.99/bbl	(113)
WTI Fixed - Buy	11.7 MMbbls	February 2021 - June 2022	US$44.55/bbl	59
Other Financial Positions [4]				1
Total Fair Value				**(53)**

[1]   Million barrels ("MMbbls"). Barrel ("bbl").
[2]   Notional volumes and weighted average price represent various contracts over the respective terms. The notional volumes and weighted average price may fluctuate from month to month as it represents the averages for various individual contracts with different terms.
[3]   Contract terms represents averages for various individual contracts with different terms and range from one to twenty-three months.
[4]   Other financial positions consist of risk management positions related to WCS and condensate differential contracts, Belvieu and natural gas fixed contracts and the Company's Refining and Marketing segment.

Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to independent fluctuations in commodity prices and foreign exchange, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

The impact of fluctuating commodity prices and foreign exchange on the Company's open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

As at December 31, 2020	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price ± US$5.00 per barrel Applied to WTI and Condensate Hedges		(44)	44
Crude Oil Differential Price ± US$2.50 per barrel Applied to Differential Hedges Tied to Production		(2)	2

B) Credit Risk

Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors designed to ensure that its credit exposures are within an acceptable risk level as determined by the Company's Enterprise Risk Management Policy. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.

Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus's exposure to its counterparties is within credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.

As at December 31, 2020, approximately 98 percent of the Company's accruals, joint operations, trade receivables and net investment in finance leases were with investment grade counterparties, and substantially all of the Company's accounts receivable were outstanding for less than 60 days. The average expected credit loss on the Company's accruals, joint operations, trade receivables and net investment in finance leases was 0.5 percent as at December 31, 2020 (December 31, 2019 – 0.3 percent).

C) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit, which may be impacted by the Company's credit ratings. As disclosed in Note 19, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA of less than 2.0 times to manage the Company's overall debt position.

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn capacity on its committed credit facility and uncommitted demand facilities as well as availability under its base shelf prospectus. As at December 31, 2020, Cenovus had $378 million in cash and cash equivalents, $4.5 billion available on its committed credit facility, $1.1 billion available on its uncommitted demand facilities, of which $600 million may be drawn for general purposes, or the full amount can be available to issue letters of credit. A further US$55 million representing the Company's available proportionate share of the WRB uncommitted demand facilities is available. In addition, Cenovus has unused capacity of US$3.7 billion under its base shelf prospectus, the availability of which is dependent on market conditions.

On January 1, 2021, with the close of the Arrangement, Cenovus obtained access to additional sources of capital (see Note 31).

Undiscounted cash outflows relating to financial liabilities are:

As at December 31, 2020	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	2,018	-	-	-	2,018
Short-Term Borrowings [1]	121	-	-	-	121
Long-Term Debt [1]	385	1,965	1,966	8,627	12,943
Contingent Payment [2]	36	28	-	-	64
Lease Liabilities [1]	254	445	365	1,412	2,476

As at December 31, 2019	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	2,229	-	-	-	2,229
Long-Term Debt [1]	344	1,338	1,465	9,326	12,473
Contingent Payment	79	69	-	-	148
Lease Liabilities [1]	277	466	410	1,544	2,697

[1] Principal and interest, including current portion if applicable.
[2] Refer to Note 27C for fair value assumptions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

29. SUPPLEMENTARY CASH FLOW INFORMATION

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at January 1, 2019	-	-	9,164	1,494
Changes From Financing Cash Flows:				
Dividends Paid	(260)	-	-	-
Repayment of Long-Term Debt	-	-	(2,279)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	276	-
Principal Repayment of Leases	-	-	-	(150)
Non-Cash Changes:				
Dividends Declared	260	-	-	-
Foreign Exchange (Gain) Loss	-	-	(399)	(23)
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	-	-	(63)	-
Lease Additions	-	-	-	590
Lease Terminations	-	-	-	(11)
Re-measurement of Lease Liabilities	-	-	-	15
Other	-	-	-	1
As at December 31, 2019	-	-	6,699	1,916
Changes From Financing Cash Flows:				
Dividends Paid	(77)	-	-	-
Issuance (Repayment) of Short-Term Borrowings	-	117	-	-
Issuance of Long-Term Debt	-	-	1,326	-
Repayment of Long-Term Debt	-	-	(112)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	(220)	-
Principal Repayment of Leases	-	-	-	(197)
Non-Cash Changes:				
Dividends Declared	77	-	-	-
Foreign Exchange (Gain) Loss	-	4	(231)	(6)
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	-	-	(20)	-
Lease Additions	-	-	-	49
Lease Terminations	-	-	-	(1)
Lease Modifications	-	-	-	(2)
Re-measurement of Lease Liabilities	-	-	-	(2)
Other	-	-	(1)	-
As at December 31, 2020	**-**	**121**	**7,441**	**1,757**

30. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Cenovus's commitments related to the Arrangement with Husky are disclosed in Note 31. Future payments for the Company's commitments are below:

As at December 31, 2020	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage [1]	1,014	954	1,341	1,444	1,107	15,537	**21,397**
Real Estate [2]	34	36	38	41	44	604	**797**
Capital Commitments	1	2	-	-	-	-	**3**
Other Long-Term Commitments	104	45	32	32	24	85	**322**
Total Payments [3]	1,153	1,037	1,411	1,517	1,175	16,226	**22,519**

[1] Includes transportation commitments of $14 billion (2019 – $13 billion) that are subject to regulatory approval or have been approved, but are not yet in service. Terms are up to 20 years subsequent to the date of commencement.

[2] Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.

[3] Contracts undertaken on behalf of WRB are reflected at Cenovus's 50 percent interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

As at December 31, 2020, there were outstanding letters of credit aggregating to $441 million issued as security for performance under certain contracts (December 31, 2019 – $364 million).

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Contingent Payment

In connection with the Acquisition in 2017, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at December 31, 2020, the estimated fair value of the contingent payment was $63 million (see Note 21).

31. SUBSEQUENT EVENT

Cenovus and Husky Combine to Create a New Integrated Energy Company

A) Summary of the Acquisition

On October 25, 2020, Cenovus announced that it had entered into a definitive agreement to combine with Husky. The transaction was accomplished through a plan of arrangement pursuant to which Cenovus acquired all the issued and outstanding common shares of Husky in exchange for common shares and common share purchase warrants of Cenovus. In addition, all of the issued and outstanding Husky preferred shares were exchanged for Cenovus preferred shares with substantially identical terms. The Arrangement closed on January 1, 2021.

The Arrangement will combine oil sands and heavy oil assets with extensive transportation, storage and logistics and downstream infrastructure, creating opportunities to optimize the margin captured across the heavy oil value chain. The combined company will be largely integrated, reducing exposure to Alberta heavy oil price differentials while maintaining exposure to global commodity prices.

The Arrangement was accounted for using the acquisition method pursuant to IFRS 3, "*Business Combinations*". Under the acquisition method, assets and liabilities are measured at their estimated fair value on the date of acquisition with the exception of income tax, stock-based compensation, lease liabilities and ROU assets. The total consideration was allocated to the tangible and intangible assets acquired and liabilities assumed.

B) Purchase Price Allocation

Cenovus acquired all the issued and outstanding Husky common shares in consideration for the issuance of 0.7845 Cenovus common shares plus 0.0651 Cenovus warrants for each Husky common share. Cenovus issued 788.5 million Cenovus common shares with a fair value of $6.1 billion, based on the December 31, 2020 closing share price of $7.75, as reported on the TSX. In addition, 65.4 million common share purchase warrants were issued. Each whole warrant entitles the holder to acquire one Cenovus common share for a period of five years at an exercise price of $6.54 per share. The fair value of the warrants was estimated to be $216 million. Cenovus also acquired all the issued and outstanding Husky preferred shares in exchange for 36.0 million Cenovus first preferred shares with substantially identical terms and a fair value of $519 million. The outstanding Husky stock options were also exchanged for Cenovus replacement stock options. Each replacement stock option entitles the holder to acquire 0.7845 of a Cenovus common share at an exercise price per share of a Husky stock option divided by 0.7845. The fair value of the replacement stock options was estimated to be $9 million.

The preliminary purchase price allocation is based on Management's best estimate of the assets acquired and liabilities assumed. Upon finalizing the value of net assets acquired, adjustments may be required.

The following table summarizes the details of the consideration and the recognized amounts of assets acquired and liabilities assumed at the date of the acquisition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

As at	January 1, 2021
Consideration	
Common Shares	6,111
Preferred Shares	519
Share Purchase Warrants	216
Replacement Stock Options	9
Non-Controlling Interest	11
Total Consideration and Non-Controlling Interest	6,866
Identifiable Assets Acquired and Liabilities Assumed	
Cash	735
Restricted Cash	164
Accounts Receivable and Accrued Revenues	1,272
Inventories	1,118
Property, Plant and Equipment, Intangible Assets and Deferred Income Tax Assets	15,227
Right-of-Use Assets	1,137
Long-Term Income Tax Receivable	202
Other Assets	200
Investments in Joint Ventures	457
Accounts Payable and Accrued Liabilities	(2,224)
Income Tax Payable	(59)
Current Portion of Long-Term Debt	(40)
Long-Term Debt	(6,602)
Lease Liabilities	(1,447)
Decommissioning Liabilities	(2,835)
Other Liabilities	(439)
Total Identifiable Net Assets	6,866

The fair value of trade and other receivables acquired as part of the acquisition is $1.1 billion, with a gross contractual amount of $1.2 billion. As of the acquisition date, the best estimate of the contractual cash flows not expected to be collected is $36 million.

Cenovus incurred $29 million of acquisition related costs, excluding common share, preferred share and warrant issuance costs. These costs have been included in transaction costs in the Consolidated Statements of Earnings (Loss).

C) Liquidity and Commitments

Subsequent to the closing of the Arrangement on January 1, 2021, Cenovus obtained access to additional sources of liquidity including: $735 million in cash, $3.7 billion available on Husky's committed credit facilities and $508 million available on Husky's uncommitted demand facilities. Husky's committed credit facilities have a capacity of $4.0 billion and its uncommitted demand facilities have a capacity of $975 million, of which $850 million may be drawn for general purposes, or the full amount can be available to issue letters of credit.

The Arrangement resulted in the assumption of Husky's non-cancellable contracts and other commercial commitments. As at January 1, 2021, total commitments assumed by Cenovus were $18.7 billion, of which $7.4 billion were for various transportation and storage commitments. Transportation commitments include $1.7 billion that are subject to regulatory approval or have been approved, but are not yet in service.

D) Segmented Disclosures

Management is in the process of finalizing the determination of the operating and reporting segments for the Company. It is anticipated that the Company's business will be conducted predominately through an upstream and downstream segment. Management continues to evaluate how the segments may be presented and will make a final determination during the first quarter of 2021.

The upstream business is anticipated to be reported as follows:

- **Oil Sands,** includes the development and production of heavy oil and bitumen in northeast Alberta and Saskatchewan. Cenovus's oil sands assets include Foster Creek, Christina Lake, Sunrise and Tucker oil sands projects, as well as Lloydminster Thermal and Cold and Enhanced Oil Recovery assets.

- **Conventional,** includes the operations from conventional oil and natural gas production, including processing operations in the Deep Basin and other parts of Western Canada.

- **Offshore,** includes the offshore operations, exploration and development activities in the Asia Pacific region and Atlantic Canada region.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2020

The downstream business is anticipated to be reported as follows:

- **Canadian Manufacturing,** includes Cenovus's owned and operated upgrader and asphalt refinery in Lloydminster, the owned and operated crude-by-rail terminal and two ethanol plants.

- **Retail,** includes the Canadian retail, commercial and wholesale channels.

- **U.S. Manufacturing,** includes the U.S. operations of wholly owned refineries in Lima and Superior, the jointly owned Wood River and Borger refineries with operator Phillips 66 and the jointly owned Toledo refinery with BP Products North America Inc. as operator.